March 3, 2010
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OncoGenex Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement filed on Schedule 14A File Number: 033-80623
Dear Mr. Rosenberg,
On behalf of OncoGenex Pharmaceuticals, Inc. (the “Company”), this letter responds to the verbal comments of the Staff of the Securities and Exchange Commission (the “Commission”) from our telephonic correspondence on February 23, 2010 (“Verbal Comments”) relating to the above-referenced matters. Set forth in italicized print below are the Staff’s comments, as set forth in the Verbal Comments, followed by the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2008
Notes to Consolidated Financial Statement
Note 9, Income Tax, page 77
1.	Disclose how the reversal of pre-transaction income of $5,310 was determined. In addition, quantify the amount included in other line items that offset the $5,310.
Response:
The Company will make the following additional disclosures to the Income Tax note disclosure in its Annual Report on Form 10-K to be filed for the fiscal year ended December 31, 2009:
•	With respect to the line item “Reversal of pre transaction income”, the amount of $5,310 represents the pre-arrangement loss of Sonus of $15,617 multiplied by the US Federal Statutory tax rate of 34%. Offsetting the $5,310 was $5,310 included in line item “Change in valuation allowance”.

Definitive Proxy Statement filed on Schedule 14A
2.	Please refer to your response to comment three. Please confirm that you will expand your disclosure to discuss the material factors and/or achievements that the compensation committee considered regarding each named executive officer’s individual performance in awarding long-term incentive awards in next year’s compensation discussion analysis.
Response:
We confirm that we will expand our disclosure in our 2010 compensation discussion and analysis to discuss the material factors and/or achievements relating to the individual performance of our named executive officers that were considered by the compensation committee when awarding long-term incentive awards for each of our named executive officers.
Closing Comments
The Company hereby acknowledges to the Staff of the Commission the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Cameron Lawrence
Cameron Lawrence,
Principle Financial Officer

cc: Christopher Doerksen, Dorsey & Whitney LLP

2